

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2019

Gregory J. Quarles
Chief Executive Officer
APPLIED ENERGETICS, INC.
2480 W Ruthrauff Road
Suite 140Q
Tuscon, Arizona 85705

>   **Re: APPLIED ENERGETICS, INC.**
>   **Form 10-K for the Year Ended December 31, 2018**
>   **Filed April 1, 2019**
>   **File No. 001-14015**

Dear Mr. Quarles:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Manufacturing

cc: Mary P. O'Hara